Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES CHANGE AND VARIATION TO TAKE-OVER BID

FOR TRINIDAD CEMENT LIMITED

•	New offer price of TT$5.07 represents 50% premium

•	Includes option for shareholders in Trinidad and Tobago and Jamaica to be paid in U.S. Dollars

MONTERREY, MEXICO, JANUARY 9, 2017 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) today announced that its indirect subsidiary, Sierra Trading (“Sierra”), will present a change and variation notice making an amended offer (the “Amended Offer”) to the offer and take-over bid that was presented on December 5, 2016 (the “Offer”) to all shareholders of Trinidad Cement Limited (“TCL”), a company publicly listed in Trinidad and Tobago, Jamaica and Barbados, to acquire up to 132,616,942 ordinary shares in TCL, which together with Sierra’s existing share ownership in TCL of approximately 39.5%, would, if successful, result in Sierra holding up to 74.9% of the equity share capital in TCL.

Pursuant to the Amended Offer, Sierra will offer TT$5.07 in cash per TCL share (the “Revised Offer Price”) and, except for shareholders of TCL in Barbados, shareholders of TCL will have the option to be paid for their TCL shares in TT$ or in U.S.$. Full acceptance of the Offer, as amended by the Amended Offer, in TT$ would result in a cash payment by Sierra of approximately TT$672 million (U.S.$101 million). The Revised Offer Price represents a premium of 50% over the December 1, 2016 closing price of TCL’s shares in the Trinidad and Tobago Stock Exchange.

Among other conditions, the Offer, as amended by the Amended Offer, will be conditional on Sierra acquiring at least an amount of TCL shares that would allow CEMEX, for financial reporting purposes, to consolidate TCL. Unless extended, the Offer period, as amended by the Amended Offer, is expected to close on January 24, 2017 at 3.00 p.m. Trinidad and Tobago time. Sierra does not currently expect to extend the Offer period after January 24, 2017. All other terms and conditions of the Offer not modified by the Amended Offer remain unchanged.

If the Offer, as amended by the Amended Offer, is successful, TCL will continue operating as usual. Additionally, TCL will be maintained as a publicly listed company on the Trinidad and Tobago Stock Exchange with the benefit of a strong local shareholding together with the enhanced benefit of proven management and operational expertise from CEMEX.

TCL’s main operations are in Trinidad and Tobago, Jamaica and Barbados. TCL is the majority shareholder of Caribbean Cement Company Limited (“CCCL”), a main cement producer in Jamaica.

As of September 30, 2016, TCL and its subsidiaries had EBITDA of approximately U.S.$77 million for the last twelve months, net debt of approximately U.S.$113 million, representing a net financial leverage of approximately 1.5x. If the Offer is successful TCL would, for financial reporting purposes, be consolidated by CEMEX.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit www.cemex.com

For more information on TCL, please visit www.tcl.co.tt

For more information on CCCL, please visit www.caribcement.com

The Amended Offer is made pursuant to the Take-Over By-Laws under the Securities Act of the laws of Trinidad and Tobago and corresponding provisions of the securities laws in Jamaica and Barbados. Copies of the Notice of Change and Variation will be delivered to the Board of Directors of TCL and filed with the following regulators (the “Regulators”): the Trinidad and Tobago Securities and Exchange Commission, the Trinidad and Tobago Stock Exchange, the Jamaica Stock Exchange, the Jamaican Financial Services Commission, the Barbados Stock Exchange and the Barbados Financial Services Commission. The Regulators take no responsibility for the veracity or validity of the contents of the Amended Offer documents and in accordance with established practice have neither approved nor disapproved the Offer.

Any questions or requests for assistance may be directed to:

In Trinidad	In Jamaica	In Barbados

Republic Securities Limited	JCSD Trustee Services Limited	Republic Finance & Trust (Barbados) Corporation

2nd Floor, Promenade Centre	40 Harbour Street	Mezzanine Floor

72 Independence Square Port of Spain	Kingston	Broad Street, Bridgetown

Tel: (868) 623-0435/6/8/9	Tel. (876) 976-3271	Tel. (246) 431-1262 Ext. 4170

Fax: (868) 623-0441	Email: robini@jamstockex.com	Email: okennedy@republicbarbados.com

Email: rslinfo@republictt.com	Email: michelle.sidar@jamstockex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein, including the Offer, as amended by the Amended Offer, not being successful or the Offer, as amended by the Amended Offer, being consummated under terms and conditions different from the one’s referenced in this press release. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.